RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this free writing prospectus is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated June 6, 2011
Pricing Supplement Dated July __, 2011 to the Product
Prospectus Supplement Dated January 28, 2011, Prospectus
Dated January 28, 2011 and Prospectus Supplement Dated January 28, 2011
$____________ Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, Due August 8, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Direct Investment Notes (the “notes”) linked to the performance of the EquityCompass Equity Risk Management Strategy (the “Strategy”). The Strategy is a set of rules used to construct a hypothetical portfolio (the “Portfolio”) of different combinations of cash and long/short positions in the S&P 500® Total Return Index (the “Index”).

The CUSIP number for the notes is 78008TGF5. The notes will be automatically called for an amount based on the Final Value of the Portfolio on the Early Valuation Date (as defined below) if the value of the Portfolio is less than or equal to 50% of the Initial Investment (as defined below) on any trading day. If the notes are not called, the notes will pay an amount at maturity based on the Final Value of the Portfolio on the Valuation Date. Investors are subject to potential loss of the principal amount of the notes if the Final Value of the Portfolio is less than $1,000. The notes do not pay interest. Any payments on the notes are subject to our credit risk.

Issue Date: July 11, 2011

Maturity Date: August 8, 2012

The notes will not be listed on any U.S. securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page P-6 of this terms supplement and page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $14 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $14 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the notes priced on the date of this terms supplement, the price of the notes would also include a profit of $5 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $19 per $1,000 in principal amount of the notes.

We may use this terms supplement in the initial sale of the notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	July 6, 2011

Issue Date:	July 11, 2011

CUSIP:	78008TGF5

Valuation Date:	August 3, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Interest Payable:	None

Initial Investment:	The Initial Investment will equal the product of (a) $1,000 and (b) the Participation Rate, or $981.

Participation Rate:	98.10%

Payment at Maturity (if held to maturity):	At maturity, for each $1,000 principal amount of your notes, you will receive a cash payment equal to the Final Value of the Portfolio. This amount will not be less than zero.

Final Value:	The value of the Portfolio on the Valuation Date or the Early Valuation Date, as applicable, after giving effect to the Adjustment Amounts, as described below.

Adjustment Amount:
On the pricing date, at each time that the Portfolio is reallocated on a Portfolio Calculation Day and on the Valuation Date or the Early Valuation Date, as applicable, the calculation agent will calculate an Adjustment Amount that will reduce the value of the Portfolio.  See the section “The Value of the Portfolio—Adjustment Amounts” in the product prospectus supplement for additional information regarding how the Adjustment Amount will be calculated and its impact on the value of the Portfolio.

Adjustment Rate:	0.15%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

Composition of the Portfolio:
The hypothetical Portfolio to which the notes are linked consists of a combination of (a) cash and/or (b) a long position or a short position in the Index.  The Portfolio will be reallocated on a monthly basis as of each Portfolio Calculation Day, based upon the Recommended Equity Allocation (“REA”) Percentage produced by the Strategy each month as described in the product prospectus supplement.  See the sections “The EquityCompass Equity Risk Management Strategy” and “The Value of the Portfolio” in the product prospectus supplement for additional information regarding the Strategy and the composition of the Portfolio.

Automatic Call:
If, on any trading day before the Valuation Date, the calculation agent determines that the value of the Portfolio is less than or equal to 50% of the Initial Investment (the “Call Trigger Date”), then we will automatically redeem the notes on the Call Date.  The amount payable on the notes on the Call Date will equal the Final Value of the Portfolio on the Early Valuation Date.

	Call Date:	The fourth business day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.

	Early Valuation Date:	The first trading day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Maturity Date:	August 8, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately thirteen (13) months

Calculation Agent:	RBC Capital Markets, LLC

Principal at Risk:	The notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Value of the Portfolio is less than $1,000.

U.S. Tax Treatment:
By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the notes.

Distribution:
The notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and RBC Capital Markets, LLC will not make offers of the notes to any such investor.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing:	The notes will not be listed on any securities exchange or quotation system.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2, P-3 and P-4 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 28, 2011, as modified by this terms supplement.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.

This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000323/f127112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only.  The hypothetical values of the Portfolio are not estimates or forecasts of the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  Each example assumes that a holder has purchased the notes with an aggregate principal amount of $1,000, the Participation Rate of 98.10%, an Initial Investment of $981, and that no market disruption event occurs on the Valuation Date or the Early Valuation Date.

Example 1 — The hypothetical Final Value of the Portfolio on the Valuation Date is $762.85.

In this example, the value of the Portfolio decreased by 22.24% from the Initial Investment and the Payment at Maturity equals $762.85.  The investor’s return would be -23.72%.

Example 2 — The hypothetical Final Value of the Portfolio on the Valuation Date is $981.00.

In this example, the value of the Portfolio increased by 0.00% from the Initial Investment and the Payment at Maturity equals $981.00.  The investor’s return would be -1.90%.

Example 3 — The hypothetical Final Value of the Portfolio on the Valuation Date is $1,209.08.

In this example, the value of the Portfolio increased by 23.25% from the Initial Investment and the Payment at Maturity equals $1,209.08.  The investor’s return would be 20.91%.

Example 4 — The hypothetical value of the Portfolio on a trading day prior to the Valuation Date is $484.52, which is less than 50% of the Initial Investment, resulting in an Automatic Call:

The hypothetical Final Value of the Portfolio on the Early Valuation Date, which is one trading day after the Call Trigger Date, is $474.38.

In this example, the value of the Portfolio decreased by 51.64% and the payment on the Call Date equals $474.38.  The investor’s return would be -52.56%.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

RISK FACTORS

An investment in the notes entails other risks not associated with an investment in conventional debt securities. You should carefully review the detailed explanation of the risks relating to the notes under the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and under “Risk Factors” in the prospectus supplement and prospectus. In light of the complexity of the transaction described in this terms supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

•
Your investment in the notes will result in a loss if the Final Value of the Portfolio is less than $1,000.  As a result, the value of the Portfolio must increase after the pricing date in order for you to receive a positive return on the notes.

•	An automatic call will result in a loss of your principal.

•	The return on the notes may be less than the yield on a conventional debt security of comparable maturity.

•	The value of the Portfolio will decrease if the REA Percentage does not properly reflect the percentage increase or decrease of the level of the Index after the applicable Portfolio Calculation Day.

•	The value of the Portfolio will depend upon the success of the Strategy.

•	Because the Portfolio may be allocated to cash or to a short position in the Index, your return on the notes is not expected to correspond with increases and decreases in the level of the Index.

•	The amount deemed to be applied to the Portfolio (the “Initial Investment”) will be less than your principal amount of the notes, which will reduce your return on the notes.

•	The value of the Portfolio will be reduced based upon the applicable Adjustment Amount.

•	An investment based upon the Portfolio is not actively managed.

•	There may not be an active trading market for the notes—sales in the secondary market, if any, may result in significant losses.

•	The market value of the notes may be influenced by many unpredictable factors.

•	The historical performance of the Portfolio and the Index is not an indication of their future performance.

•	You must independently evaluate the merits of an investment in the notes.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the notes.

•	Hedging activities may affect the value of the notes.

•
The inclusion in the purchase price of the notes of a selling concession and of Royal Bank’s cost of hedging its market risk under the notes is likely to adversely affect the value of the notes prior to maturity.

•	The business activities of Royal Bank or its affiliates may create conflicts of interest.

•	There are potential conflicts of interest between you and the calculation agent.

•
EquityCompass Strategies’s use of its discretion to make certain judgments in connection with the REA Percentage may create conflicts of interest and may affect the value of the Portfolio and amount payable of the notes.

•	Significant aspects of the tax treatment of the notes may be uncertain.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

ADDITIONAL INFORMATION REGARDING THE STRATEGY AND THE INDEX

We have derived all information regarding the Strategy, the Portfolio and the Index from publicly available sources.  We describe the Strategy and the Portfolio in more detail in the section entitled “The EquityCompass Equity Risk Management Strategy” beginning on page PS-18 of the product prospectus supplement, and we describe the Index in more detail in the section entitled “The S&P 500® Total Return Index” beginning on page PS-30 of the product prospectus supplement.

General

The Strategy seeks to offer exposure to U.S. large-cap stocks, while reducing the downside risk of such an investment.  The Strategy consists of a set of rules used to construct the Portfolio of different combinations of (a) cash and/or (b) a long or short position in the Index (each, a “Portfolio Component,” and together, the “Portfolio Components”).  The Strategy uses a short position in the Index to reduce the risk associated with a decline in the Index.
The Strategy allocates the Portfolio among the Portfolio Components by reference to a REA Percentage that is updated on a monthly basis.  The REA Percentage represents the average of:

•
a calculation called the “Directional Earnings Model”, which is based upon the monthly changes in earnings-per-share estimates for the components of the Index, with increases in such estimates resulting in an increased percentage allocation of the Portfolio to a long position in the Index; and

•	a calculation called the “Technical Price Model”, which compares recent levels of the DJIASM to (a) its all-time highest level and (b) the lowest level of the DJIASM after that all-time high.

EquityCompass Strategies (the “Sponsor”) first published the Strategy in January 2009.  The Sponsor is a wholly-owned subsidiary and affiliated SEC-registered investment adviser of Stifel Financial Corp., and an affiliate of Stifel, Nicolaus & Company, Incorporated.  The Sponsor calculates the allocation of the Portfolio among cash and/or long and short positions in the Index at or around the close of business, New York time, on each Portfolio Calculation Day.  The Sponsor publishes that allocation shortly thereafter on its website www.equitycompass.com.  We have included that website (and the additional websites below) in this terms supplement as inactive textual references only.  Information on those websites is not part of this terms supplement.  We provide no assurance that the Sponsor will continue to publish this information, or with what frequency it will do so.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

HISTORICAL INFORMATION

The table below sets forth the following information with respect to the Index and the Portfolio, for each calendar month from December 2006 to May 2011:

•	the REA Percentage that was in effect with respect to the Strategy for the applicable month;

•	the level of the Index as of the last trading day of the applicable month, based on data provided by Bloomberg;

•	the percentage increase or decrease in the level of the Index from the beginning of the applicable month until the last trading day of the applicable month, based on data provided by Bloomberg;

•	the value of the Portfolio (based on a hypothetical value of $1,000 as of December 29, 2006), based on data provided by the Sponsor; and

•	the percentage increase or decrease in the value of the Portfolio from the beginning until the end of the applicable month, based on data provided by the Sponsor.

In addition to the information set forth in the table below, the term of the notes is expected to be 13 months.  A hypothetical investment in the Strategy from April 30, 2010 to May 31, 2011 (a term corresponding to the approximate term of the notes) would have generated a return of approximately 15.6%. In contrast, the return of the Index during that period was 15.9%.

The historical levels and returns of the Index and the Portfolio should not be taken as an indication of their future performance, and no assurance can be given as to the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  We cannot give you assurance that the performance of the Index or the Portfolio will result in any return on your investment in the notes, or that you will not lose any portion of your investment.

In particular, we note that the amounts above and below relating to the Portfolio and the Strategy do not reflect the accrual of any interest on the cash portion of the Portfolio, or the impact of the Participation Rate and the Adjustment Amounts, as would apply to an investment in the notes.  The amounts shown are intended solely to provide an indication of movements in the Portfolio during the indicated periods, and should not be construed to be indicative of the future performance of the Portfolio, or the amount that you will receive on the notes.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

		The Index		EquityCompass Equity Risk Management Portfolio
Date	REA %	Index Level	% Change	Value Indexed to 1,000	% Change
12/29/2006	100%	2,186.13		1,000.00
1/31/2007	100%	2,219.19	1.51%	1,015.12	1.51%
2/28/2007	100%	2,175.79	-1.96%	995.27	-1.96%
3/30/2007	100%	2,200.12	1.12%	1,006.40	1.12%
4/30/2007	100%	2,297.58	4.43%	1,050.98	4.43%
5/31/2007	100%	2,377.75	3.49%	1,087.65	3.49%
6/29/2007	100%	2,338.25	-1.66%	1,069.58	-1.66%
7/31/2007	100%	2,265.75	-3.10%	1,036.42	-3.10%
8/31/2007	100%	2,299.75	1.50%	1,051.96	1.50%
9/28/2007	100%	2,385.72	3.74%	1,091.30	3.74%
10/31/2007	100%	2,423.67	1.59%	1,108.66	1.59%
11/30/2007	100%	2,322.34	-4.18%	1,062.31	-4.18%
12/31/2007	50%	2,306.23	-0.69%	1,054.94	-0.69%
1/31/2008	10%	2,167.90	-6.00%	1,054.94	0.00%
2/29/2008	10%	2,097.48	-3.25%	1,083.66	2.72%
3/31/2008	10%	2,088.42	-0.43%	1,081.72	-0.18%
4/30/2008	50%	2,190.13	4.87%	1,033.81	-4.43%
5/30/2008	10%	2,218.50	1.30%	1,033.81	0.00%
6/30/2008	60%	2,031.47	-8.43%	1,116.02	7.95%
7/31/2008	60%	2,014.39	-0.84%	1,110.40	-0.50%
8/29/2008	10%	2,043.53	1.45%	1,120.03	0.87%
9/30/2008	10%	1,861.44	-8.91%	1,192.56	6.48%
10/31/2008	50%	1,548.81	-16.79%	1,336.21	12.05%
11/28/2008	50%	1,437.68	-7.18%	1,336.21	0.00%
12/31/2008	50%	1,452.98	1.06%	1,336.21	0.00%
1/30/2009	10%	1,330.51	-8.43%	1,336.21	0.00%
2/27/2009	10%	1,188.84	-10.65%	1,466.21	9.73%
3/31/2009	50%	1,292.98	8.76%	1,335.37	-8.92%
4/30/2009	10%	1,416.73	9.57%	1,335.37	0.00%
5/29/2009	10%	1,495.97	5.59%	1,265.80	-5.21%
6/30/2009	10%	1,498.94	0.20%	1,258.32	-0.59%
7/31/2009	60%	1,612.31	7.56%	1,315.43	4.54%
8/31/2009	60%	1,670.52	3.61%	1,343.92	2.17%
9/30/2009	100%	1,732.86	3.70%	1,394.07	3.73%
10/30/2009	100%	1,700.67	-1.86%	1,368.18	-1.86%
11/30/2009	100%	1,802.68	6.00%	1,450.24	6.00%
12/31/2009	95%	1,837.50	1.93%	1,476.85	1.83%
1/29/2010	95%	1,771.40	-3.60%	1,426.38	-3.42%
2/26/2010	95%	1,826.27	3.10%	1,468.36	2.94%
3/31/2010	95%	1,936.48	6.03%	1,552.54	5.73%
4/30/2010	95%	1,967.05	1.58%	1,575.82	1.50%
5/28/2010	95%	1,809.98	-7.99%	1,456.28	-7.59%
6/30/2010	95%	1,715.23	-5.23%	1,383.86	-4.97%
7/30/2010	95%	1,835.40	7.01%	1,475.97	6.66%
8/31/2010	95%	1,752.55	-4.51%	1,412.67	-4.29%
9/30/2010	95%	1,908.95	8.92%	1,532.44	8.48%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

		The Index		EquityCompass Equity Risk Management Portfolio
Date	REA %	Index Level	% Change	Value Indexed to 1,000	% Change
10/29/2010	95%	1,981.59	3.80%	1,587.83	3.61%
11/30/2010	95%	1,981.84	0.01%	1,588.02	0.01%
12/31/2010	95%	2,114.29	6.68%	1,688.85	6.35%
1/31/2011	100%	2,164.40	2.37%	1,728.88	2.37%
2/28/2011	100%	2,238.55	3.43%	1,788.11	3.43%
3/31/2011	100%	2,239.44	0.04%	1,788.82	0.04%
4/29/2011	100%	2,305.76	2.96%	1,841.79	2.96%
5/31/2011	100%	2,279.66	-1.13%	1,820.95	-1.13%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due August 8, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on or about July 11, 2011, which is the third (3rd) business day following the pricing date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBC Capital Markets, LLC